Exhibit 7.5

Gregory M. Shepard

Attorney at Law

7028 Portmarnock Place

Lakewood Ranch, FL 34202

March 1, 2019

Office of the Chief Legal Officer

EMC Insurance Group Inc.

P.O. Box 712

Des Moines, Iowa 50306

Re: Special Committee of the Board of Directors

Dear Mr. Strother:

On February 25, 2019, counsel for the Special Committee of independent members of the Board of Directors (the “Special Committee”) of EMC Insurance Group Inc. (the “Company”) called my attorney to inform me that the Company had declined my request to join the Company’s board of directors. I am very disappointed with this decision. My skills, knowledge, background, educational and professional achievements, breadth of experience and abilities are far greater than anyone other than Mr. Kelley on your board.    My relevant work experience to date shows why I am the best candidate to represent the non-EMCC shareholders on the Company’s Board of Directors at this critical moment. Individually, I am the beneficial owner of 1,100,000 shares of common stock of the Company and, behind Employers Mutual Casualty Insurance Company (“EMCC”) and Dimensional Fund Advisors LP, the 3rd largest shareholder of the Company. I’ve got what they call “skin in the game”.

I have been investigating and analyzing mutual property and casualty companies for 38 years. I began a study in 1983 involving the 327 mutual property and casualty companies rated by A.M. Best & Company. Later in 1994, I identified 13 U.S. mutual property and casualty insurance companies with downstream public holding companies. I have now followed those 13 companies for almost 25 years. I have been investing in many of the downstream public holding companies as well. I have a profound understanding of the value of the enterprise controlled by Mr. Kelley. I understand the value of controlling a mutual insurer. Pooling percentages, management fees, investment fees, and reinsurance agreements between the various mutual, non-mutual and publicly-traded companies of the enterprise controlled by Mr. Kelley do not matter in the final analysis. At the end of the day, Mr. Kelley wants to keep control of the mutual enterprise and for good reason: it is the control that is intensely valuable. However, other significant investors and mutual insurers would jump at the opportunity to buy Mr. Kelley’s 4th generation control of not only EMCC, but also the Company and the entire enterprise which he controls. As far as I’m considered, Mr. Kelley has decided to put his control out for bid and, in the interests of fairness and maximizing shareholder value, I would like to consider making a bid.

At this point, I would like to speak to the Special Committee and their independent legal and financial advisors regarding EMCC’s November 15, 2018 Proposal Letter (the “Proposal”) from Chairman David J.W. Proctor.

Assuming, that EMCI’s Special Committee has been fully empowered to act on behalf, and in the best interests, of EMCI and its public shareholders to review the Proposal and consider alternatives thereto, then I would like the opportunity to engage in an open discussion with the special committee on alternative transaction structures or alternative transactions so desired by the Special Committee. I have been in contact with investor(s) with the ability to make a superior offer to your Proposal. I believe that EMCC’s Proposal is considerably undervalued and is neither fair nor in the best interests of the minority shareholders. Our offer would not call for any payments from EMCC or the Company, and therefore would benefit your policyholders, agents and employees. We would also be flexible with regards to EMCI’s options.

I look forward to hearing from the Special Committee.

Yours truly,

/s/ Gregory M. Shepard

Gregory M. Shepard